April 24, 2007

Mr. William H. Thompson
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

                  Re:      Circuit City Stores, Inc.
                           Form 10-K for Fiscal Year Ended February 28, 2006 Filed May 15, 2006
                           Form 10-Q for Fiscal Quarter Ended November 30, 2006 Filed January 5, 2007
                           Form 8-K Filed March 29, 2007
                           Form 8-K Filed April 4, 2007
                           File No. 1-5767

Dear Mr. Thompson:

     This letter is in response to your letter to our Chairman, President and Chief Executive Officer dated April 19, 2007. For ease of reading, we have reproduced the Staff's comments below in bold and our replies follow in a lighter font.

Form 10-K for Fiscal Year Ended February 28, 2006

Note 19.  Segment Information, page 56

1. Staff's Comment: We reviewed your response to comment three in our letter dated March 29, 2007 and note your proposed disclosure. Paragraph 37 of SFAS 131 requires disclosure of the dollar amounts of revenue from each group of similar products or services. Please revise your disclosure in future filings accordingly. In addition, please refer to your response to comment 16 from our letter dated February 29, 2007 included in your correspondence submitted on March 16, 2007. Given the significance of warranty revenue as a percentage of gross profit in relation to warranty revenue as a percentage of net sales, we would expect you include a discussion of the impact of warranty revenue on your operating results in satisfying the three principal objectives of management's discussion and analysis of financial condition and results of operations as noted in SEC Release No. 33-8350 which are:

     o      to  provide  a  narrative   explanation  of  a  company's  financial
            statements that enables investors to see the company through the eyes of management;

     o to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

     o to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

     Please explain to us how management views the importance of warranties, as one of the many available solutions, to your performance as a multi-channel retailer. In that regard, we note your reference to extended warranties in the first risk factor on page 10. Please also explain to us in further detail why an informative discussion of warranties is not meaningful to investors and information that should be disclosed in satisfying the objectives of management's discussion and analysis.

     Company's Response: We acknowledge the Staff's comments and agree to continue to disclose and discuss sales of extended warranties in future filings.

Form 10-Q for Fiscal Quarter Ended November 30, 2006

Note 1.  Basis of Presentation, page 6

2. Staff's Comment: We reviewed your response to comment four in our letter dated March 29, 2007. It appears to us that the income tax adjustment was quantitatively material to your interim results, was not of a normal recurring nature and should have been disclosed as required by paragraph
     (b)(8) of Rule 10-01 of Regulation S-X. Therefore, we reissue our previous comment. In future filings, please disclose in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of the results shown in interim financial statements.

     Company's Response: We acknowledge the Staff's comments and in future filings will disclose in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of the results shown in interim financial statements. We will include the following footnote disclosure in the table of quarterly financial data included in the footnotes of our Form 10-K for the fiscal year ended February 28, 2007:

            During the third quarter of fiscal 2007, the Company recorded tax adjustments related to the fiscal 2006 tax provision. The adjustments totaled $1.9 million and resulted in a reduction of tax expense. The adjustments were identified during the preparation of the fiscal 2006 tax return.

Form 8-K Filed March 29, 2007

3. Staff's Comment: Please tell us whether the return of the management of 92 Rogers Plus stores to Rogers Wireless involved a significant amount of assets and why the disposition is not required to be reported under Item
     2.01 of Form 8-K and subject to the requirements of Item 9.01 of Form 8-K. In this regard, please provide us your significance tests. Refer to Rule 1-02(w) of Regulation S-X and Item 2.01 of Form 8-K.

     Company's Response: Total assets related to the 92 Rogers Plus stores were approximately $25 million. This represents less than 1% of our total assets and accordingly, we did not report the disposition under Item 2.01 of Form 8-K.

     Income before taxes for the 92 Rogers Plus stores was $8.2 million. According to the computation notes to the conditions defined in Rule 1-02(w)(3), if income of the registrant and its subsidiaries consolidated for the most recent fiscal year is at least 10 percent lower than the average of income for the last five fiscal years, such average income should be substituted for purposes of the computation. Any loss years should be omitted for purposes of computing average income. Our income for fiscal 2007 is at least 10 percent lower than the average. Our average income, excluding loss years, is $118.9 million. The income before taxes of the 92 Rogers Plus stores is 7% of the $118.9 million, which is below the significance levels under Rule 1-02(w).

Form 8-K Filed April 4, 2007

4. Staff's Comment: We note that the percentages of domestic sales by category in Table 3 of Exhibit 99 exclude extended warranty and installation revenues. It appears that these statistical measures are non-GAAP measures as they are calculated using a financial measure that is not calculated in accordance with GAAP. Refer to Item 10(e) of Regulation S-K. Please tell us why you believe you have complied with the disclosure requirements of Regulation G. Otherwise, when publicly disclosing or releasing any material information that includes a non-GAAP financial measure, please provide:

     o a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP; and

     o a quantitative reconciliation of the differences between the non-GAAP financial measure presented and the most directly comparable financial measure calculated and presented in accordance with GAAP.

     Company's Response: In response to the Staff's comment, we did not intend for our presentation of domestic sales by category in Table 3 of Exhibit
     99.1 to represent a non-GAAP measure. As the SEC noted in the adopting release for Regulation G, the definition of a non-GAAP financial measure is not intended to capture measures of operating performance or statistical measures. Our intention with this disclosure was to capture a measure of operating performance relative to merchandise sales only. However, we acknowledge the Staff's comment and will include the following table for each of our segments in future filings that reflects the components of total sales:


                                                Years Ended February 28
                                             2007         2006         2005
     --------------------------------------------------------------------------
     Video..............................      xx%          xx%          xx%
     Information technology.............      xx           xx           xx
     Audio..............................      xx           xx           xx
     Entertainment......................      xx           xx           xx
     Warranty, services and other.......      xx           xx           xx
                                        ---------------------------------------
     Total                                   100%         100%         100%

                                      * * *

In connection with our response to your comments on our filing, we acknowledge that:

     o We are responsible for the adequacy and accuracy of the disclosures in the filing;

     o Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

     o We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your responsiveness and attention to these matters. Please do not hesitate to contact me at 804.486.4060 if the Staff has any further questions or comments.


                               Sincerely,

                               /s/Philip J. Dunn
                               -----------------
                               Philip J. Dunn
                               Senior Vice President, Treasurer & Controller


cc: Philip J. Schoonover, Chairman, President & Chief Executive Officer Michael E. Foss, Principal Financial Officer